Exhibit 99.2



CommonWealth REIT

First Quarter 2011

Supplemental Operating and Financial Data

All amounts in this report are unaudited.

TABLE OF CONTENTS

WARNING REGARDING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE CREDIT QUALITY OF OUR TENANTS,

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, SIGN NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

- OUR ACQUISITIONS AND SALES OF PROPERTIES,

- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

- OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,

- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL, AND

- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,

- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, AND OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND ITS RELATED ENTITIES AND CLIENTS,

- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS, AND

- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES.

FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE BECOMES FURTHER DEPRESSED, OCCUPANCY AND OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,

- CONTINGENCIES IN OUR ACQUISITIONS AND SALE AGREEMENTS MAY CAUSE THESE TRANSACTIONS NOT TO OCCUR OR TO BE DELAYED,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES OR PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- IF THE AVAILIBILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REFINANCE OR REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE, AND

- THE DISTRIBUTIONS WE RECEIVE FROM GOV MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR GOV SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION

COMPANY PROFILE

The Company:

CommonWealth REIT, or CWH, is a real estate investment trust, or REIT, which primarily owns office and industrial buildings located throughout the United States. The majority of our properties are office buildings located in suburban areas and central business districts, or CBDs, of major metropolitan markets. As of March 31, 2011, we also owned 30.6 million square feet of industrial and other space, including 17.9 million square feet of leased industrial and commercial lands in Oahu, Hawaii. During the fourth quarter of 2010, we acquired 1.8 million square feet of office and industrial properties in Australia, and in the future we may expand our investments in that country. We have been investment grade rated since 1994 and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Strategy:

Our primary business strategy is to efficiently operate our properties to maintain high occupancies, at market rents, with strong credit quality tenants. We attempt to maintain an investment portfolio that is balanced between "security" and "growth". The security part of our portfolio includes properties that are long term leased or leased to tenants we believe are likely to renew their occupancy, such as our leased lands in Hawaii. The growth part of our portfolio includes our multi-tenant office buildings, which we believe may generate higher rents and appreciate in value in the future because of their physical qualities and locations. Although we sometimes sell properties, we generally consider ourselves to be a long term investor and we are more interested in the long term earnings potential of our properties than selling properties for short term gains.

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of March 31, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,400 properties located in 46 states, Washington, DC, Puerto Rico, Canada and Australia. RMR has approximately 660 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare properties, and Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and to TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of mutual funds which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $18.2 billion as of March 31, 2011. We believe that being managed by RMR is a competitive advantage for CWH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series C -- CWH-PC
Preferred Stock Series D -- CWH-PD
7.50% Senior Notes due 2019 -- CWHN

Senior Unsecured Debt Ratings:

Moody's -- Baa2
Standard & Poor's -- BBB

Portfolio Data (as of 3/31/11) (1):

Total properties	490
Total sq. ft. (000s)	65,973
Percent leased	87.5%

Portfolio Concentration by Property Type (1)(2):

	3/31/11 Sq. Ft.	Q1 2011 NOI
Suburban Office	33.4%	42.2%
CBD Office	20.2%	35.9%
Industrial & Other	46.4%	21.9%
Total	100.0%	100.0%

Portfolio Concentration by Major Market (1)(2):

	3/31/11 Sq. Ft.	Q1 2011 NOI
Metro Philadelphia, PA	7.9%	11.8%
Oahu, HI	27.2%	10.8%
Metro Denver, CO	3.0%	6.0%
Australia	2.7%	5.2%
Metro Washington, DC	2.3%	5.0%
Metro Boston, MA	2.5%	2.8%
Other markets	54.4%	58.4%
Total	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.
(2) See Exhibit A for the calculation of NOI and a reconciliation of NOI to Net Income.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

INVESTOR INFORMATION

Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Patrick F. Donelan
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

William A. Lamkin
Independent Trustee

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 332-3990
or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President of Investor Relations, at
(617) 796-8222 or tbonang@cwhreit.com, or
Carlynn Finn, Manager of Investor Relations, at
(617) 796-8222 or cfinn@cwhreit.com.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

RESEARCH COVERAGE

Equity Research Coverage

Citigroup
Michael Bilerman
(212) 816-1383

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

Morgan Keegan
Steve Swett
(212) 508-7585

JMP Securities
Mitch Germain
(212) 906-3546

RBC Capital Markets
David Rodgers
(440) 715-2647

Stifel Nicolaus
John Guinee
(443) 224-1307

Debt Research Coverage

Citigroup
Thomas Cook
(212) 723-1112

Credit Suisse
John Giordano
(212) 538-4935

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

RBC Capital Markets
Seth Levine
(212) 618-3523

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts and its publicly held debt and preferred shares are rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

KEY FINANCIAL DATA (1)
(amounts in thousands, except per share data)

		As of and For the Three Months Ended			
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Shares Outstanding:					
Common shares outstanding (at end of period)	72,139	72,139	72,139	64,596	64,590
Common shares outstanding (at end of period) -- diluted (2)	79,437	79,437	79,437	71,894	71,888
Preferred shares outstanding (at end of period) (2)	21,180	21,180	28,180	28,180	28,180
Weighted average common shares and units outstanding -- basic	72,139	72,139	65,173	64,595	56,732
Weighted average common shares and units outstanding -- diluted (2)	79,437	79,437	72,471	71,893	64,030
Common Share Data:					
Price at end of period	$ 25.97	$ 25.51	$ 25.60	$ 24.84	$ 31.12
High during period	$ 29.10	$ 26.70	$ 28.00	$ 33.00	$ 32.56
Low during period	$ 24.08	$ 23.85	$ 22.89	$ 24.60	$ 25.24
Annualized dividends paid per share (3)	$ 2.00	$ 2.00	$ 2.00	$ 1.92	$ 1.92
Annualized dividend yield (at end of period) (3)	7.7%	7.8%	7.8%	7.7%	6.2%
Annualized funds from operations (FFO) multiple (at end of period) (4)	7.6x	7.2x	6.9x	6.7x	7.5x
Annualized cash available for distribution (CAD) multiple (at end of period) (5)	11.2x	17.0x	9.8x	8.4x	9.0x
Annualized property net operating income (NOI) / total market capitalization (6)	8.8%	8.5%	9.3%	9.8%	9.0%
Selected Balance Sheet Data:					
Total assets	$ 6,689,687	$ 6,588,520	$ 6,373,775	$ 6,205,018	$ 6,234,751
Total liabilities	$ 3,549,902	$ 3,456,830	$ 3,059,930	$ 3,096,495	$ 3,084,814
Gross book value of real estate assets (7)	$ 7,161,100	$ 6,872,423	$ 6,732,706	$ 6,756,344	$ 6,624,862
Equity investments (book value)	$ 170,100	$ 171,464	$ 173,721	$ 166,626	$ 173,619
Total debt / gross book value of real estate assets, plus equity investments (7)	45.1%	45.5%	40.9%	41.6%	42.4%
Book Capitalization:					
Total debt	$ 3,307,207	$ 3,206,066	$ 2,826,691	$ 2,879,274	$ 2,880,928
Plus: total stockholders' equity	3,139,785	3,131,690	3,313,845	3,108,523	3,149,937
Total book capitalization	$ 6,446,992	$ 6,337,756	$ 6,140,536	$ 5,987,797	$ 6,030,865
Total debt / total book capitalization	51.3%	50.6%	46.0%	48.1%	47.8%
Market Capitalization:					
Total debt (book value)	$ 3,307,207	$ 3,206,066	$ 2,826,691	$ 2,879,274	$ 2,880,928
Plus: market value of preferred shares (at end of period)	477,316	477,372	662,950	595,043	625,863
Plus: market value of common shares (at end of period)	1,873,442	1,840,258	1,846,750	1,604,565	2,010,041
Total market capitalization	$ 5,657,965	$ 5,523,696	$ 5,336,391	$ 5,078,882	$ 5,516,832
Total debt / total market capitalization	58.5%	58.0%	53.0%	56.7%	52.2%
Selected Income Statement Data (8):					
Rental income	$ 214,362	$ 202,998	$ 218,035	$ 213,966	$ 213,626
NOI (6)	$ 123,955	$ 117,805	$ 124,313	$ 124,819	$ 124,052
EBITDA (9)	$ 119,028	$ 120,247	$ 118,652	$ 119,852	$ 119,788
NOI margin (10)	57.8%	58.0%	57.0%	58.3%	58.1%
Net income	$ 46,612	$ 22,304	$ 65,810	$ 9,998	$ 37,297
Preferred distributions	$ (8,839)	$ (9,732)	$ (12,667)	$ (12,667)	$ (12,667)
Excess redemption price paid over carrying value of preferred shares	$ -	$ (5,921)	$ -	$ -	$ -
Net income (loss) available for common shareholders	$ 37,773	$ 6,651	$ 53,143	$ (2,669)	$ 24,630
FFO (4)	$ 70,589	$ 73,543	$ 73,409	$ 72,870	$ 72,625
FFO available for common shareholders (4)	$ 61,750	$ 63,811	$ 60,742	$ 60,203	$ 59,958
CAD (5)	$ 41,912	$ 27,051	$ 42,733	$ 47,494	$ 49,151
Common distributions paid	$ 36,069	$ 36,069	$ 32,298	$ 31,007	$ 26,863
Per Share Data (2):					
Net income (loss) available for common shareholders -- basic and diluted	$ 0.52	$ 0.09	$ 0.82	$ (0.04)	$ 0.43
FFO available for common shareholders -- basic (4)	$ 0.86	$ 0.88	$ 0.93	$ 0.93	$ 1.06
FFO available for common shareholders -- diluted (2) (4)	$ 0.85	$ 0.88	$ 0.92	$ 0.92	$ 1.03
CAD (5)	$ 0.58	$ 0.37	$ 0.66	$ 0.74	$ 0.87
Common distributions paid (3)	$ 0.50	$ 0.50	$ 0.50	$ 0.48	$ 0.48
FFO payout ratio	58.4%	56.5%	53.2%	51.5%	44.8%
CAD payout ratio	86.1%	133.3%	75.6%	65.3%	54.7%
Coverage Ratios:					
EBITDA (9) / interest expense	2.5x	2.6x	2.6x	2.6x	2.6x
EBITDA (9) / interest expense and preferred distributions	2.1x	2.2x	2.0x	2.0x	2.0x
Total debt / annualized EBITDA (9)	6.9x	6.7x	6.0x	6.0x	6.0x

(1) Amounts have been adjusted, where applicable, for a 1 for 4 reverse stock split that was effective on 7/1/10.
(2) As of 3/31/2011, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO, and weighted average common shares outstanding.
(3) The amounts stated are based on the amounts paid during the periods.
(4) See Exhibit C for calculation of FFO and FFO available for common shareholders.
(5) See Exhibit D for calculation of CAD.
(6) See Exhibit A for calculation of NOI and reconciliation of NOI to Net Income.
(7) Gross book value of real estate assets is real estate properties, at cost, including acquisition costs and purchase price allocations, less impairment writedowns, if any.
(8) Prior periods reflect amounts previously reported and excludes retroactive adjustments for one property reclassified from continuing operations during the third quarter of 2010 and 55 properties reclassified from continuing operations during the fourth quarter of 2010.
(9) See Exhibit B for calculation of EBITDA.
(10) NOI margin is defined as NOI as a percentage of rental income.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

CONDENSED CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

	As of March 31, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 1,393,691	$ 1,339,133
Buildings and improvements	5,244,138	5,018,125
	6,637,829	6,357,258
Accumulated depreciation	(887,752)	(850,261)
	5,750,077	5,506,997
Properties held for sale	51,249	114,426
Acquired real estate leases, net	270,676	233,913
Equity investments	170,100	171,464
Cash and cash equivalents	25,389	194,040
Restricted cash	5,530	5,082
Rents receivable, net of allowance for doubtful accounts		
of $12,175 and $12,550, respectively	205,691	191,237
Other assets, net	210,975	171,380
Total assets	$ 6,689,687	$ 6,588,539
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 270,000	$ -
Senior unsecured debt, net	2,686,745	2,854,540
Mortgage notes payable, net	350,462	351,526
Other liabilities related to properties held for sale	297	1,492
Accounts payable and accrued expenses	113,761	123,842
Acquired real estate lease obligations, net	65,130	65,940
Rent collected in advance	29,293	27,988
Security deposits	22,726	22,523
Due to affiliates	11,488	8,998
Total liabilities	3,549,902	3,456,849
Shareholders' equity:		
Preferred shares of beneficial interest, $0.01 par value:		
50,000,000 shares authorized;		
Series C preferred shares; 7 1/8% cumulative redeemable at par on or after		
February 15, 2011; 6,000,000 shares issued and outstanding,		
aggregate liquidation preference $150,000	145,015	145,015
Series D preferred shares; 6 1/2% cumulative convertible;		
15,180,000 shares issued and outstanding,		
aggregate liquidation preference $379,500	368,270	368,270
Common shares of beneficial interest, $0.01 par value:		
350,000,000 shares authorized; 72,138,686 shares issued and		
outstanding	721	721
Additional paid in capital	3,348,849	3,348,849
Cumulative net income	2,418,949	2,372,337
Cumulative common distributions	(2,712,026)	(2,675,956)
Cumulative preferred distributions	(441,091)	(432,252)
Cumulative other comprehensive income	11,098	4,706
Total shareholders' equity	3,139,785	3,131,690
Total liabilities and shareholders' equity	$ 6,689,687	$ 6,588,539

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Rental income (1)	$ 214,362	$ 195,079
Expenses:		
Operating expenses	90,407	81,470
Depreciation and amortization	53,841	45,440
General and administrative	10,951	9,250
Acquisition related costs	2,645	310
Total expenses	157,844	136,470
Operating income	56,518	58,609
Interest and other income	824	1,118
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $2,032 and $1,766 respectively)	(47,414)	(44,865)
Equity in earnings of investees	2,712	2,339
Gain on issuance of shares by an equity investee	-	16,418
Income from continuing operations before income tax expense	12,640	33,619
Income tax expense	(346)	(182)
Income from continuing operations	12,294	33,437
Discontinued operations:		
(Loss) income from discontinued operations (1)	(254)	3,860
Gain on sale of properties	34,572	-
Net income	46,612	37,297
Preferred distributions	(8,839)	(12,667)
Net income available for common shareholders	$ 37,773	$ 24,630
Weighted average common shares outstanding -- basic	72,139	56,732
Weighted average common shares outstanding -- diluted (2)	79,437	64,030
Earnings per common share:		
Income from continuing operations available for common shareholders -- basic and diluted (2)	$ 0.05	$ 0.37
Income from discontinued operations -- basic and diluted (2)	$ 0.48	$ 0.07
Net income available for common shareholders -- basic and diluted (2)	$ 0.52	$ 0.43
Additional Data:		
General and administrative expenses / rental income	5.11%	4.74%
General and administrative expenses / total assets (at end of period)	0.16%	0.15%
Continuing Operations:		
Non cash straight line rent adjustments (1)	$ 7,375	$ 2,281
Lease value amortization (1)	$ (1,419)	$ (1,468)
Lease termination fees included in rental income	$ 1,268	$ 1,166
Capitalized interest expense	$ -	$ -
Discontinued Operations:		
Non cash straight line rent adjustments (1)	$ 6	$ (27)
Lease value amortization (1)	$ -	$ (146)
Lease termination fees included in rental income	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations includes non-cash straight line rent adjustments. Rental income and income from discontinued operations also includes non-cash amortization of intangible lease assets and liabilities.

(2) As of 3/31/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Cash flows from operating activities:		
Net income	$ 46,612	$ 37,297
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	41,457	39,755
Net amortization of debt discounts, premiums and deferred financing fees	2,032	1,931
Amortization of acquired real estate leases	9,573	7,454
Other amortization	4,230	4,185
Equity in earnings of investees	(2,712)	(2,339)
Gain on issuance of shares by an equity investee	-	(16,418)
Distributions of earnings from investees	2,675	3,980
Gain on sale of properties	(34,572)	-
Change in assets and liabilities:		
(Increase) decrease in restricted cash	(448)	1,172
Increase in rents receivable and other assets	(35,938)	(24,410)
Decrease in accounts payable and accrued expenses	(6,830)	(9,920)
Increase in rent collected in advance	229	3,577
Increase (decrease) in security deposits	219	(89)
Increase in due to affiliates	2,493	1,979
Cash provided by operating activities	29,020	48,154
Cash flows from investing activities:		
Real estate acquisitions and improvements	(314,207)	(14,565)
Investment in direct financing lease, net	(38,635)	-
Principal payments received from direct financing lease	476	-
Proceeds from sale of properties, net	97,362	-
Distributions in excess of earnings from investees	1,405	-
Investment in Affiliates Insurance Company	-	(20)
Cash used in investing activities	(253,599)	(14,585)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	239,095
Proceeds from borrowings	295,000	56,000
Payments on borrowings	(194,318)	(168,449)
Deferred financing fees	-	(187)
Distributions to common shareholders	(36,070)	(26,863)
Distributions to preferred shareholders	(8,839)	(12,667)
Cash provided by financing activities	55,773	86,929
Effect of exchange rate changes on cash	155	-
(Decrease) increase in cash and cash equivalents	(168,651)	120,498
Cash and cash equivalents at beginning of period	194,040	18,204
Cash and cash equivalents at end of period	$ 25,389	$ 138,702
Supplemental cash flow information:		
Interest paid	$ 58,306	$ 54,371
Taxes paid	$ 160	$ 164

SUMMARY OF EQUITY INVESTMENTS

(dollars in thousands)

	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Common shares owned by CWH:					
Government Properties Income Trust (1)	9,950,000	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company	20,000	20,000	20,000	20,000	20,000
Percent owned by CWH:					
Government Properties Income Trust (1)	24.6%	24.6%	24.6%	31.8%	31.8%
Affiliates Insurance Company	14.3%	14.3%	14.3%	14.3%	14.3%
Percent of CWH's total assets (book value):					
Government Properties Income Trust (1)	2.5%	2.5%	2.6%	2.6%	2.7%
Affiliates Insurance Company	0.1%	0.1%	0.1%	0.1%	0.1%
Total	2.5%	2.6%	2.7%	2.7%	2.8%
Carrying book value on CWH's balance sheet:					
Government Properties Income Trust (1)	$ 164,983	$ 166,388	$ 168,663	$ 161,634	$ 168,627
Affiliates Insurance Company	5,117	5,076	5,058	4,992	4,992
Total	$ 170,100	$ 171,464	$ 173,721	$ 166,626	$ 173,619
Market value of shares owned by CWH:					
Government Properties Income Trust (1)	$ 267,257	$ 266,561	$ 265,665	$ 253,924	$ 258,800
Affiliates Insurance Company (2)	N/A	N/A	N/A	N/A	N/A
Total	$ 267,257	$ 266,561	$ 265,665	$ 253,924	$ 258,800

	For the Three Months Ended	
	3/31/2011	3/31/2010
Equity in earnings (loss) of investees:		
Government Properties Income Trust (1)	$ 2,675	$ 2,367
Affiliates Insurance Company	37	(28)
	$ 2,712	$ 2,339
EBITDA from investees:		
Government Properties Income Trust (1)	$ 5,417	$ 4,522
Affiliates Insurance Company	37	(28)
	$ 5,454	$ 4,494
FFO from investees:		
Government Properties Income Trust (1)	$ 4,782	$ 4,023
Affiliates Insurance Company	37	(28)
	$ 4,819	$ 3,995
Cash distributions from investees:		
Government Properties Income Trust (1)	$ 4,080	$ 3,980
Affiliates Insurance Company	–	–
	$ 4,080	$ 3,980

(1) In January 2010, Government Properties Income Trust, or GOV, issued 9,775,000 common shares in a public offering for $21.50 per common share, raising net proceeds of approximately $199,300. As a result of this transaction, our ownership percentage in GOV was reduced from 46.3% prior to this transaction to 31.8% after this transaction, and since GOV issued shares at a price per share above our carrying value per share, we recognized a gain of $16,418. In August 2010, GOV issued 9,200,000 common shares in a public offering for $25.00 per common share, raising net proceeds of approximately $219,900. As a result of this transaction, our ownership percentage in GOV was reduced from 31.8% prior to this transaction to 24.6% after this transaction, and since GOV issued shares at a price per share above our carrying value per share, we recognized a gain of $18,390.

(2) Affiliates Insurance Company is a private company.

DEBT SUMMARY

(dollars in thousands)

		Coupon Rate	Interest Rate (1)	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:							
Secured debt	One property in Milwaukee, WI	7.435%	7.000%	$ 29,278	6/1/2011	$ 29,188	0.2
Secured debt	One property in Bannockburn, IL	8.050%	5.240%	23,340	6/1/2012	22,719	1.2
Secured debt	Two properties in Rochester, NY	6.000%	6.000%	4,754	10/11/2012	4,507	1.5
Secured debt	One property in Macon, GA	4.950%	6.280%	12,868	5/11/2014	11,930	3.1
Secured debt	One property in St. Cloud, MN	5.990%	5.990%	8,731	2/1/2015	7,580	3.8
Secured debt	One property in Lenexa, KS	5.760%	7.000%	8,089	5/1/2016	6,116	5.1
Secured debt	One property in Jacksonville, FL	6.030%	8.000%	41,600	5/11/2016	38,994	5.1
Secured debt	One property in Birmingham, AL	7.360%	5.610%	12,091	8/1/2016	9,333	5.3
Secured debt	One property in Philadelphia, PA (2)	2.895%	5.660%	175,000	12/2/2019	160,710	8.7
Secured debt	One property in North Haven, CT	6.750%	5.240%	4,243	3/1/2022	-	10.9
Secured debt	One property in Morgan Hill, CA	6.140%	8.000%	14,155	1/5/2023	-	11.8
Secured debt	One property in East Windsor, CT	5.710%	5.240%	8,280	3/1/2026	-	14.9
Secured debt	Two properties in Morgan Hill, CA	6.060%	8.000%	13,278	11/10/2027	-	16.6
Total / weighted average secured fixed rate debt		4.741%	6.246%	$ 355,707		$ 291,077	7.1
Unsecured Debt:							
Unsecured Floating Rate Debt:							
Revolving credit facility (LIBOR + 200 bps) (3)		2.250%	2.250%	$ 270,000	8/8/2013	$ 270,000	2.4
Term loan (LIBOR + 200 bps) (4)		2.260%	2.260%	400,000	12/15/2015	400,000	4.7
Total / weighted average unsecured floating rate debt		2.256%	2.256%	$ 670,000		$ 670,000	3.8
Unsecured Fixed Rate Debt:							
Senior notes due 2012		6.950%	7.179%	150,680	4/1/2012	150,680	1.0
Senior notes due 2013		6.500%	6.693%	190,980	1/15/2013	190,980	1.8
Senior notes due 2014		5.750%	5.828%	244,655	2/15/2014	244,655	2.9
Senior notes due 2015		6.400%	6.601%	186,000	2/15/2015	186,000	3.9
Senior notes due 2015		5.750%	5.790%	250,000	11/1/2015	250,000	4.6
Senior notes due 2016		6.250%	6.470%	400,000	8/15/2016	400,000	5.4
Senior notes due 2017		6.250%	6.279%	250,000	6/15/2017	250,000	6.2
Senior notes due 2018		6.650%	6.768%	250,000	1/15/2018	250,000	6.8
Senior notes due 2019		7.500%	7.863%	125,000	11/15/2019	125,000	8.6
Senior notes due 2020		5.875%	6.166%	250,000	9/15/2020	250,000	9.5
Total / weighted average unsecured fixed rate debt		6.292%	6.458%	$ 2,297,315		$ 2,297,315	5.2
Total / weighted average unsecured debt		5.381%	5.509%	$ 2,967,315		$ 2,967,315	4.9
Summary Debt:							
Total / weighted average secured fixed rate debt		4.741%	6.246%	$ 355,707		$ 291,077	7.1
Total / weighted average unsecured floating rate debt		2.256%	2.256%	670,000		670,000	3.8
Total / weighted average unsecured fixed rate debt		6.292%	6.458%	2,297,315		2,297,315	5.2
Total / weighted average debt		5.312%	5.588%	$ 3,323,022 (5)		$ 3,258,392	5.1

(1) Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

(2) Interest is payable at a spread over LIBOR but has been fixed through December 1, 2016 under a cash flow hedge which sets the rate at approximately 5.66%. No principal repayment is required for the first three years, after which the loan will be amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 3/31/2011.

(3) Represents amounts outstanding on CWH's $750 million revolving credit facility at 3/31/2011. Interest rate at 3/31/2011.

(4) Represents amounts outstanding on CWH's term loan at 3/31/2011. Interest rate at 3/31/2011.

(5) Total debt as of 3/31/2011, net of unamortized premiums and discounts, was $3,307,207.

DEBT MATURITY SCHEDULE

(dollars in thousands)

Year	Scheduled Principal Payments During Period				Weighted Average Interest Rate
	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total (1)	
2011	$ -	$ -	$ 32,534	$ 32,534	7.3%
2012	-	150,680	31,491	182,171	7.0%
2013	270,000	190,980	5,779	466,759	4.0%
2014	-	244,655	17,876	262,531	5.7%
2015	400,000	436,000	13,543	849,543	4.3%
2016	-	400,000	59,768	459,768	6.2%
2017	-	250,000	4,939	254,939	6.2%
2018	-	250,000	5,283	255,283	6.6%
2019	-	125,000	166,359	291,359	6.5%
2020	-	250,000	3,320	253,320	5.9%
Thereafter	-	-	14,815	14,815	6.0%
Total	$ 670,000	$ 2,297,315	$ 355,707	$ 3,323,022	5.5%
Percent	20.2%	69.1%	10.7%	100.0%	

(1) Total debt as of 3/31/2011, net of unamortized premiums and discounts, was $3,307,207.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Leverage Ratios:					
Total debt / total assets	49.4%	48.7%	44.3%	46.4%	46.2%
Total debt / gross book value of real estate assets (1)	46.2%	46.7%	42.0%	42.6%	43.5%
Total debt / gross book value of real estate assets, plus equity investments (1)	45.1%	45.5%	40.9%	41.6%	42.4%
Total debt / total book capitalization	51.3%	50.6%	46.0%	48.1%	47.8%
Total debt / total market capitalization	58.5%	58.0%	53.0%	56.7%	52.2%
Secured debt / total assets	5.2%	5.3%	5.5%	10.0%	10.0%
Variable rate debt / total debt	20.3%	17.7%	6.0%	5.8%	5.8%
Variable rate debt / total assets	10.0%	8.6%	2.6%	2.7%	2.7%
Coverage Ratios:					
EBITDA (2) / interest expense	2.5x	2.6x	2.6x	2.6x	2.6x
EBITDA (2) / interest expense + preferred distributions	2.1x	2.2x	2.0x	2.0x	2.0x
Total debt / annualized EBITDA (2)	6.9x	6.7x	6.0x	6.0x	6.0x
Public Debt Covenants (3):					
Debt / adjusted total assets (maximum 60%)	43.4%	42.7%	39.1%	40.5%	40.7%
Secured debt / adjusted total assets (maximum 40%)	4.6%	4.7%	4.9%	8.7%	8.8%
Consolidated income available for debt service / debt service (minimum 1.5x)	2.5x	2.5x	2.7x	2.6x	2.6x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	235.8%	240.2%	265.8%	259.6%	258.7%

(1) Gross book value of real estate assets is real estate properties, at cost, including properties held for sale, plus purchase price allocations and acquisition costs less impairment writedowns, if any.

(2) See Exhibit B for calculation of EBITDA.

(3) Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Purchase Price (1)	Purchase Price (1) / Sq. Ft.	Cap Rate (2)	Weighted Average Remaining Lease Term (3)	Percent Leased (4)	Major Tenant
Jan-11	Boca Raton, FL	Suburban Office	3	640	$ 171,000	$ 267	9.7%	12.8	100.0%	Office Depot, Inc.
Jan-11	Columbia, SC	Suburban Office	1	115	12,025	105	9.4%	4.8	98.9%	Palmetto Health
Jan-11	Chelmsford, MA	Suburban Office	1	98	10,000	102	9.3%	5.2	100.0%	Comcast Corporation
Feb-11	Montvale, NJ	Suburban Office	1	119	20,600	173	11.1%	6.4	100.0%	Thomson Medical
Mar-11	Phoenix, AZ	CBD Office	4	1,063	136,500	128	8.3%	9.8	91.8%	Pinnacle West Capital Corporation
	Total / Weighted Average		10	2,035	$ 350,125	$ 172	9.2%	10.8	95.7%	

Dispositions:

Date Sold	Location	Suburban Office/ CBD Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price (1)	Original Purchase Price (1)	Sale Price (1) / Sq. Ft.	Original Purchase Price (1) / Sq. Ft.	Sale Price Multiple of Original Purchase Price	Book Gain (Loss) on Sale
Jan-11	Boston, MA	CBD Office	1	99	$ 28,446	$ 14,492	$ 287	$ 146	2.0x	$ 11,469
Jan-11	Austin, TX	Suburban Office	1	66	7,053	4,588	107	70	1.5x	951
Jan-11	King of Prussia, PA	Suburban Office	1	31	3,949	3,500	127	113	1.1x	573
Jan-11	Greensburg, PA	Industrial & Other	1	235	13,306	7,675	57	33	1.7x	5,198
Jan-11	Manchester, NH	Suburban Office	1	211	25,343	22,000	120	104	1.2x	7,510
Jan-11	Atlanta, GA	Suburban Office	1	95	17,773	11,259	187	119	1.6x	8,965
Feb-11	Adairsville, GA	Industrial & Other	1	101	2,275	4,144	23	41	0.5x	(94)
	Total		7	838	$ 98,145	$ 67,658	$ 117	$ 81	1.5x	$ 34,572

(1) Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.
(2) Represents the ratio of the estimated current GAAP based annual rental income less property operating expenses to the Purchase Price on the date of acquisition.
(3) Average remaining lease term based on rental income as of the date acquired.
(4) Percent leased as of the date acquired.

PORTFOLIO INFORMATION

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET (1)

(sq. ft. and dollars in thousands)

Number of Properties As of March 31, 2011

Major Market	Suburban Office	CBD Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	12	5	-	17	3.5%
Oahu, HI	-	-	57	57	11.6%
Metro Denver, CO	6	1	1	8	1.6%
Australia	-	1	10	11	2.2%
Metro Washington, DC	12	3	-	15	3.1%
Metro Boston, MA	12	1	-	13	2.7%
Other markets	229	28	112	369	75.3%
Total	271	39	180	490	100.0%
% of Total	55.3%	8.0%	36.7%	100.0%	

Total Square Feet As of March 31, 2011

Major Market	Suburban Office	CBD Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	619	4,592	-	5,211	7.9%
Oahu, HI	-	-	17,914	17,914	27.2%
Metro Denver, CO	788	672	553	2,013	3.0%
Australia	-	314	1,438	1,752	2.7%
Metro Washington, DC	1,067	428	-	1,495	2.3%
Metro Boston, MA	1,367	291	-	1,658	2.5%
Other markets	18,219	7,010	10,701	35,930	54.4%
Total	22,060	13,307	30,606	65,973	100.0%
% of Total	33.4%	20.2%	46.4%	100.0%	

Annualized Rental Income for the Three Months Ended March 31, 2011 (2)

Major Market	Suburban Office	CBD Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 7,589	$ 115,330	$ -	$ 122,919	13.8%
Oahu, HI	-	-	76,883	76,883	8.7%
Metro Denver, CO	15,433	20,431	8,942	44,806	5.1%
Australia	-	19,689	12,880	32,569	3.7%
Metro Washington, DC	25,029	14,415	-	39,444	4.4%
Metro Boston, MA	16,675	11,979	-	28,654	3.2%
Other markets	321,124	156,438	65,529	543,091	61.1%
Total	$ 385,850	$ 338,282	$ 164,234	$ 888,366	100.0%
% of Total	43.4%	38.1%	18.5%	100.0%	

NOI for the Three Months Ended March 31, 2011 (3)

Major Market	Suburban Office	CBD Office	Industrial & Other	Total	% of Total
Metro Philadelphia, PA	$ 416	$ 14,257	$ -	14,673	11.8%
Oahu, HI	-	-	13,413	13,413	10.8%
Metro Denver, CO	2,768	3,500	1,208	7,476	6.0%
Australia	-	4,388	2,000	6,388	5.2%
Metro Washington, DC	3,543	2,609	-	6,152	5.0%
Metro Boston, MA	2,422	1,029	-	3,451	2.8%
Other markets	43,231	18,695	10,476	72,402	58.4%
Total	$ 52,380	$ 44,478	$ 27,097	$ 123,955	100.0%
% of Total	42.2%	35.9%	21.9%	100.0%	

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to signed leases as of 3/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.
(3) See Exhibit A for calculation of NOI and reconciliation of NOI to Net Income.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE
(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (1)	
	3/31/2011	3/31/2010
Number of Properties:		
Suburban Office	244	244
CBD Office	34	34
Industrial & Other	161	161
Total	439	439
Square Feet:		
Suburban Office	18,183	18,183
CBD Office	11,340	11,340
Industrial & Other	28,999	28,999
Total	58,522	58,522
Percent Leased (2):		
Suburban Office	79.0%	81.8%
CBD Office	87.1%	88.0%
Industrial & Other	91.3%	93.1%
Total	86.7%	88.6%
Rental Income (3):		
Suburban Office	$ 74,307	$ 77,222
CBD Office	70,237	72,167
Industrial & Other	35,462	36,123
Total	$ 180,006	$ 185,512
Property Net Operating Income (NOI) (4):		
Suburban Office	$ 38,321	$ 43,731
CBD Office	37,337	38,533
Industrial & Other	24,349	26,215
Total	$ 100,007	$ 108,479
NOI % Growth:		
Suburban Office	-12.4%	-%
CBD Office	-3.1%	-%
Industrial & Other	-7.1%	-%
Total	-7.8%	-%

(1) Based on properties owned continuously since 1/1/2010 and excludes properties classified in discontinued operations.
(2) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(3) Includes some triple net lease rental income.
(4) See Exhibit A for calculation of NOI and reconciliation of NOI to Net Income.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (1)	
	3/31/2011	3/31/2010
Number of Properties:		
Metro Philadelphia, PA	17	17
Oahu, HI	57	57
Metro Denver, CO	7	7
Australia	-	-
Metro Washington, DC	13	13
Metro Boston, MA	12	12
Other markets	333	333
Total	439	439
Square Feet:		
Metro Philadelphia, PA	5,211	5,211
Oahu, HI	17,914	17,914
Metro Denver, CO	1,765	1,765
Australia	-	-
Metro Washington, DC	1,377	1,377
Metro Boston, MA	1,560	1,560
Other markets	30,695	30,695
Total	58,522	58,522
Percent Leased (2):		
Metro Philadelphia, PA	82.2%	83.9%
Oahu, HI	95.0%	94.7%
Metro Denver, CO	90.6%	89.2%
Australia	-%	-%
Metro Washington, DC	83.6%	84.3%
Metro Boston, MA	71.8%	85.8%
Other markets	83.2%	86.1%
Total	86.7%	88.6%
Rental Income (3):		
Metro Philadelphia, PA	$ 30,095	$ 30,872
Oahu, HI	18,588	17,777
Metro Denver, CO	9,081	8,990
Australia	-	-
Metro Washington, DC	9,293	8,681
Metro Boston, MA	6,994	7,706
Other markets	105,955	111,486
Total	$ 180,006	$ 185,512
Property Net Operating Income (NOI) (4):		
Metro Philadelphia, PA	$ 14,673	$ 15,516
Oahu, HI	13,413	13,277
Metro Denver, CO	5,568	5,914
Australia	-	-
Metro Washington, DC	6,318	5,495
Metro Boston, MA	3,251	4,224
Other markets	56,784	64,053
Total	$ 100,007	$ 108,479
NOI % Growth:		
Metro Philadelphia, PA	-5.4%	-%
Oahu, HI	1.0%	-%
Metro Denver, CO	-5.9%	-%
Australia	-%	-%
Metro Washington, DC	15.0%	-%
Metro Boston, MA	-23.0%	-%
Other markets	-11.3%	-%
Total	-7.8%	-%

(1) Based on properties owned continuously since 1/1/2010 and excludes properties classified in discontinued operations.

(2) Percent leased includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

(3) Includes some triple net lease rental income.

(4) See Exhibit A for calculation of NOI and reconciliation of NOI to Net Income.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Tenant improvements (TI)	$ 9,163	$ 14,807	$ 9,803	$ 7,950	$ 7,212
Leasing costs (LC)	4,841	11,069	5,749	4,788	4,364
Total TI and LC	14,004	25,876	15,552	12,738	11,576
Building improvements (1)	1,941	10,447	2,918	943	760
Development, redevelopment and other activities (2)	1,633	8,738	5,942	7,392	679
Total capital improvements, including TI and LC	$ 17,578	$ 45,061	$ 24,412	$ 21,073	$ 13,015
Sq. ft. beginning of period (3)	67,744	66,585	67,576	66,925	66,917
Sq. ft. end of period (3)	68,861	67,744	66,585	67,576	66,925
Average sq. ft. during period (3)	68,303	67,165	67,081	67,251	66,921
Building improvements per average sq. ft. during period	$ 0.03	$ 0.16	$ 0.04	$ 0.01	$ 0.01

(1) Building improvements generally include construction costs, expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(2) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

(3) Square feet includes properties held for sale at the end of each period.

LEASING SUMMARY (1)

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Properties	490	481	519	521	518
Total sq. ft. (2)	65,973	64,018	66,506	67,497	66,846
Percentage leased	87.5%	87.7%	86.4%	86.0%	86.6%
Leasing Activity (sq. ft.):					
New leases	678	671	733	286	425
Renewals	771	1,550	1,287	968	1,098
Total	1,449	2,221	2,020	1,254	1,523
% Change in GAAP Rent (3):					
New leases	18%	-7%	14%	-4%	11%
Renewals	-3%	-4%	-2%	-6%	-3%
Weighted average	8%	-5%	3%	-6%	2%
Capital Commitments (4):					
New leases	$ 11,265	$ 12,901	$ 19,427	$ 5,746	$ 9,463
Renewals	4,258	8,714	6,911	6,778	7,703
Total	$ 15,523	$ 21,615	$ 26,338	$ 12,524	$ 17,166
Capital Commitments per Sq. Ft. (4):					
New leases	$ 16.62	$ 19.23	$ 26.50	$ 20.09	$ 22.27
Renewals	$ 5.52	$ 5.62	$ 5.37	$ 7.00	$ 7.02
Total	$ 10.71	$ 9.73	$ 13.04	$ 9.99	$ 11.27
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	5.8	7.1	6.8	6.1	7.0
Renewals	6.4	6.9	5.2	5.1	6.1
Total	6.0	6.9	5.8	5.4	6.4
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 2.86	$ 2.71	$ 3.90	$ 3.29	$ 3.18
Renewals	$ 0.86	$ 0.81	$ 1.03	$ 1.37	$ 1.15
Total	$ 1.79	$ 1.41	$ 2.25	$ 1.85	$ 1.76

(1) Prior periods reflect amounts previously reported and excludes retroactive adjustments for one property reclassified from continuing operations during the third quarter of 2010 and 55 properties reclassified from continuing operations during the fourth quarter of 2010.

(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET (1)

(dollars and sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 3/31/2011	Sq. Ft. Leases Executed During Three Months Ended 3/31/2011		
		New	Renewals	Total
Suburban Office	22,060	358	215	573
CBD Office	13,307	89	47	136
Industrial & Other	30,606	231	509	740
Total	65,973	678	771	1,449
Metro Philadelphia, PA	5,211	48	37	85
Oahu, HI	17,914	-	67	67
Metro Denver, CO	2,013	21	-	21
Australia	1,752	29	-	29
Metro Washington, DC	1,495	-	2	2
Metro Boston, MA	1,658	-	-	-
Other markets	35,930	580	665	1,245
Total	65,973	678	771	1,449

	As of 12/31/2010	12/31/2010 % Leased (2)	Expired	Sq. Ft. Leased New and Renewals	Acquisitions / (Sales)	As of 3/31/2011	3/31/2011 % Leased
Suburban Office	17,514	82.8%	(970)	573	971	18,088	82.0%
CBD Office	10,907	87.9%	(167)	136	823	11,699	87.9%
Industrial & Other	27,744	91.1%	(689)	740	162	27,957	91.3%
Total	56,165	87.7%	(1,826)	1,449	1,956	57,744	87.5%
Metro Philadelphia, PA	4,305	82.6%	(106)	85	-	4,284	82.2%
Oahu, HI	17,092	95.4%	(148)	67	-	17,011	95.0%
Metro Denver, CO	1,827	90.8%	-	21	-	1,848	91.8%
Australia	1,605	91.6%	-	29	-	1,634	93.3%
Metro Washington, DC	1,260	84.3%	(5)	2	-	1,257	84.1%
Metro Boston, MA	1,306	83.7%	(187)	-	98	1,217	73.5%
Other markets	28,770	84.4%	(1,380)	1,245	1,858	30,493	84.9%
Total	56,165	87.7%	(1,826)	1,449	1,956	57,744	87.5%

(1) Excludes properties classified in discontinued operations, unless otherwise noted.
(2) Based on total sq. ft. as of December 31, 2010 as previously reported; excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT (1)

(sq. ft. in thousands)

	Tenant	Sq. Ft. (2)	% of Total Sq. Ft. (2)	% of Annualized Rental Income (3)	Expiration
1	Telstra Corporation Limited	311	0.5%	2.2%	2020
2	Office Depot, Inc.	651	1.1%	1.9%	2023
3	Expedia, Inc.	354	0.6%	1.9%	2018
4	PNC Financial Services Group	613	1.1%	1.8%	2012 to 2021
5	John Wiley & Sons, Inc.	342	0.6%	1.7%	2017
6	GlaxoSmithKline plc	608	1.1%	1.7%	2013
7	U.S. Government (4)	501	0.9%	1.6%	2011 to 2031
8	Wells Fargo Bank	476	0.8%	1.4%	2011 to 2022
9	The Bank of New York Mellon Corp.	390	0.7%	1.3%	2011, 2012, 2015, 2020
10	Jones Day (law firm)	407	0.7%	1.2%	2012 and 2019
11	Ballard Spahr Andrews & Ingersoll (law firm)	269	0.5%	1.1%	2011, 2012, 2015
12	Flextronics International Ltd.	894	1.5%	1.1%	2014
13	JDA Software Group, Inc.	283	0.5%	1.1%	2012
14	ING	410	0.7%	1.1%	2011 and 2018
15	Towers Watson	357	0.6%	1.0%	2011 to 2020
	Total	6,866	11.9%	22.1%	

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 3/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 3/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(4) Including CWH's 24.6% pro rata ownership of GOV, the U.S. Government represents 1,822 sq. ft., or 3.1% of total sq. ft. and 4.9% of total rental income.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE (1)

(dollars and sq. ft. in thousands)

	Total as of 3/31/2011		2011		2012		2013		2014 and Thereafter
Suburban Office:									
Total sq. ft.	22,060								
Leased sq. ft. (2)	18,088		2,206		2,784		2,370		10,728
Percent	100.0%		12.2%		15.4%		13.1%		59.3%
Annualized rental income (3)	$ 385,850	$	44,417	$	61,593	$	46,451	$	233,389
Percent	100.0%		11.5%		16.0%		12.0%		60.5%
CBD Office:									
Total sq. ft.	13,307								
Leased sq. ft. (2)	11,699		491		1,179		1,487		8,542
Percent	100.0%		4.2%		10.1%		12.7%		73.0%
Annualized rental income (3)	$ 338,282	$	14,603	$	32,000	$	39,681	$	251,998
Percent	100.0%		4.3%		9.5%		11.7%		74.5%
Industrial & Other:									
Total sq. ft.	30,606								
Leased sq. ft. (2)	27,957		1,622		1,279		1,611		23,445
Percent	100.0%		5.8%		4.6%		5.8%		83.8%
Annualized rental income (3)	$ 164,234	$	10,524	$	6,964	$	11,682	$	135,064
Percent	100.0%		6.4%		4.2%		7.1%		82.3%
Total:									
Total sq. ft.	65,973								
Leased sq. ft. (2)	57,744		4,319		5,242		5,468		42,715
Percent	100.0%		7.5%		9.1%		9.5%		73.9%
Annualized rental income (3)	$ 888,366	$	69,544	$	100,557	$	97,814	$	620,451
Percent	100.0%		7.8%		11.3%		11.0%		69.9%

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 3/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 3/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET (1)

(dollars and sq. ft. in thousands)

	Total as of 3/31/2011		2011		2012		2013		2014 and Thereafter
Metro Philadelphia, PA:									
Total sq. ft.	5,211								
Leased sq. ft. (2)	4,284		131		377		703		3,073
Percent	100.0%		3.1%		8.8%		16.4%		71.7%
Annualized rental income (3)	$ 122,919	$	3,702	$	11,003	$	17,606	$	90,608
Percent	100.0%		3.0%		9.0%		14.3%		73.7%
Oahu, HI:									
Total sq. ft.	17,914								
Leased sq. ft. (2)	17,011		549		924		420		15,118
Percent	100.0%		3.2%		5.4%		2.5%		88.9%
Annualized rental income (3)	$ 76,883	$	3,176	$	3,647	$	3,742	$	66,318
Percent	100.0%		4.1%		4.7%		4.9%		86.3%
Metro Denver, CO:									
Total sq. ft.	2,013								
Leased sq. ft. (2)	1,848		204		347		131		1,166
Percent	100.0%		11.0%		18.8%		7.1%		63.1%
Annualized rental income (3)	$ 44,806	$	6,104	$	6,778	$	4,251	$	27,673
Percent	100.0%		13.6%		15.1%		9.5%		61.8%
Australia:									
Total sq. ft.	1,752								
Leased sq. ft. (2)	1,634		410		73		175		976
Percent	100.0%		25.1%		4.5%		10.7%		59.7%
Annualized rental income (3)	$ 32,569	$	3,284	$	632	$	1,843	$	26,810
Percent	100.0%		10.1%		1.9%		5.7%		82.3%
Metro Washington, DC:									
Total sq. ft.	1,495								
Leased sq. ft. (2)	1,257		36		435		197		589
Percent	100.0%		2.9%		34.6%		15.7%		46.8%
Annualized rental income (3)	$ 39,444	$	1,034	$	14,836	$	5,498	$	18,076
Percent	100.0%		2.6%		37.6%		13.9%		45.9%
Metro Boston, MA:									
Total sq. ft.	1,658								
Leased sq. ft. (2)	1,217		195		63		43		916
Percent	100.0%		16.0%		5.2%		3.5%		75.3%
Annualized rental income (3)	$ 28,654	$	4,641	$	2,722	$	1,179	$	20,112
Percent	100.0%		16.2%		9.5%		4.1%		70.2%
Other markets:									
Total sq. ft.	35,930								
Leased sq. ft. (2)	30,493		2,794		3,023		3,799		20,877
Percent	100.0%		9.2%		9.9%		12.5%		68.4%
Annualized rental income (3)	$ 543,091	$	47,603	$	60,939	$	63,695	$	370,854
Percent	100.0%		8.8%		11.2%		11.7%		68.3%
Total:									
Total sq. ft.	65,973								
Leased sq. ft. (2)	57,744		4,319		5,242		5,468		42,715
Percent	100.0%		7.5%		9.1%		9.5%		73.9%
Annualized rental income (3)	$ 888,366	$	69,544	$	100,557	$	97,814	$	620,451
Percent	100.0%		7.8%		11.3%		11.0%		69.9%

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 3/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 3/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leaseable square feet, annualized rental income or NOI. Major U.S. markets are based on geographic market areas as defined by CoStar, except for the Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Oahu, HI includes all properties located on the island of Oahu. Australia includes all properties located in Australia.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

PORTFOLIO LEASE EXPIRATION SCHEDULE (1)
(dollars and sq. ft. in thousands)

	Sq. Ft. Expiring (2)	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring (3)	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2011	4,319	7.5%	7.5%	$ 69,544	7.8%	7.8%
2012	5,242	9.1%	16.6%	100,557	11.3%	19.1%
2013	5,468	9.5%	26.1%	97,814	11.0%	30.1%
2014	4,549	7.9%	34.0%	68,732	7.7%	37.8%
2015	3,809	6.6%	40.6%	80,639	9.1%	46.9%
2016	4,826	8.4%	49.0%	72,330	8.1%	55.0%
2017	2,938	5.1%	54.1%	78,144	8.8%	63.8%
2018	2,910	5.0%	59.1%	59,191	6.7%	70.5%
2019	3,524	6.1%	65.2%	45,259	5.1%	75.6%
2020	2,553	4.4%	69.6%	62,879	7.1%	82.7%
Thereafter	17,606	30.4%	100.0%	153,277	17.3%	100.0%
Total	57,744	100.0%		$ 888,366	100.0%	

| Weighted average remaining lease term (in years) | 8.2 | | | 6.3 | | |

(1) Excludes properties classified in discontinued operations.

(2) Sq. ft. is pursuant to signed leases as of 3/31/2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Annualized rental income is rents pursuant to signed leases as of 3/31/2011, plus estimated expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

EXHIBITS

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION AND RECONCILIATION OF PROPERTY NET OPERATING INCOME (NOI)
(amounts in thousands)

	For the Three Months Ended	
	3/31/2011	3/31/2010
Calculation of NOI (1):		
Rental income	$ 214,362	$ 195,079
Operating expenses	(90,407)	(81,470)
Property net operating income (NOI)	$ 123,955	$ 113,609
Reconciliation of NOI to Net Income:		
Property net operating income	$ 123,955	$ 113,609
Depreciation and amortization	(53,841)	(45,440)
General and administrative	(10,951)	(9,250)
Acquisition related costs	(2,645)	(310)
Operating income	56,518	58,609
Interest and other income	824	1,118
Interest expense	(47,414)	(44,865)
Equity in earnings of investees	2,712	2,339
Gain on issuance of shares by an equity investee	-	16,418
Income from continuing operations before income tax expense	12,640	33,619
Income tax expense	(346)	(182)
Income from continuing operations	12,294	33,437
(Loss) income from discontinued operations	(254)	3,860
Gain on sale of properties from discontinued operations	34,572	-
Net income	$ 46,612	$ 37,297

(1) Excludes properties classified in discontinued operations.

We compute NOI as shown above. We consider NOI to be an appropriate supplemental measure to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally as a performance measure and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. Our management also uses NOI to evaluate individual, regional and company wide property level performance. NOI excludes certain components from net income available for common shareholders in order to provide results that are more closely related to our properties' results of operations. NOI does not represent cash generated by operating activities in accordance with U.S. generally accepted accounting principles, or GAAP, and should not be considered an alternative to net income, net income available for common shareholders or cash flow from operating activities as a measure of financial performance. Other REITs may calculate NOI differently than us.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION OF EBITDA
(amounts in thousands)

		For the Three Months Ended		
		3/31/2011		3/31/2010
Net income	$	46,612	$	37,297
Plus: interest expense from continuing operations		47,414		44,865
Plus: interest expense from discontinued operations		-		1,617
Plus: income tax expense		346		182
Plus: depreciation and amortization from continuing operations		53,841		45,440
Plus: depreciation and amortization from discontinued operations		-		4,340
Plus: EBITDA from investees		5,454		4,494
Plus: acquisition related costs		2,645		310
Less: gain on sale of properties from discontinued operations		(34,572)		-
Less: equity in earnings of investees		(2,712)		(2,339)
Less: gain on issuance of shares by an equity investee		–		(16,418)
EBITDA	$	119,028	$	119,788

We compute EBITDA, or earnings before interest, taxes, depreciation and amortization, as net income less gains on sales of properties and gain on issuance of shares by equity investees, plus interest expense, income tax expense, depreciation and amortization, acquisition related costs and EBITDA from investees, less equity in earnings of investees. We consider EBITDA to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe EBITDA provides useful information to investors because by excluding the effects of certain historical costs noted above, EBITDA can facilitate a comparison of our current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs may calculate EBITDA differently than us. The prior period has been restated to conform to the current period presentation.

Exhibit C

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION OF FUNDS FROM OPERATIONS (FFO)
(amounts in thousands, except per share data)

		For the Three Months Ended		
		3/31/2011		3/31/2010
Net income		$ 46,612	$	37,297
Plus: depreciation and amortization from continuing operations		53,841		45,440
Plus: depreciation and amortization from discontinued operations		-		4,340
Plus: acquisition related costs (1)		2,645		310
Plus: FFO from investees		4,819		3,995
Plus: average minimum rent from direct financing lease		110		-
Less: interest earned from direct financing lease		(154)		-
Less: gain on sale of properties from discontinued operations		(34,572)		-
Less: equity in earnings of investees		(2,712)		(2,339)
Less: gain on issuance of shares by an equity investee		-		(16,418)
FFO		70,589		72,625
Less: preferred distributions		(8,839)		(12,667)
FFO available for common shareholders		$ 61,750	$	59,958
Weighted average common shares outstanding -- basic		72,139		56,732
Weighted average common shares outstanding -- diluted (2)		79,437		64,030
FFO available for common shareholders per share -- basic		$ 0.86	$	1.06
FFO available for common shareholders per share -- diluted (2)		$ 0.85	$	1.03

(1) Represents costs associated with acquisitions, including costs that are expensed pursuant to the Business Combinations Topic of The FASB Accounting Standards Codification ™.

(2) At 3/31/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted FFO available for common shareholders and weighted average common shares outstanding.

We compute FFO, FFO available for common shareholders and diluted FFO available for common shareholders as shown above. Our calculation of FFO differs from the National Association of Real Estate Investment Trusts, or NAREIT, definition because we exclude acquisition related costs as described in Note 1 above, gains from equity investees and the difference between average minimum rent and interest earned from direct financing lease. We consider FFO to be an appropriate measure of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO provides useful information to investors because, by excluding the effects of certain historical amounts, such as depreciation expense and the items referred to above, FFO can facilitate a comparison of our operating performance between periods. FFO does not represent cash generated by operating activities in accordance with GAAP, and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. FFO is among the factors considered by our Board of Trustees in determining the amount of distributions to shareholders. Other REITs may calculate FFO differently than us.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

CALCULATION OF CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)

	For the Three Months Ended	
	3/31/2011	3/31/2010
FFO available for common shareholders	$ 61,750	$ 59,958
Plus: lease value amortization from continuing operations	1,419	1,468
Plus: lease value amortization from discontinued operations	-	146
Plus: amortization of prepaid interest and debt discounts from continuing operations	2,032	1,766
Plus: amortization of prepaid interest and debt discounts from discontinued operations	-	165
Plus: distributions from investees	4,080	3,980
Plus: non-cash general and administrative expenses paid in common shares (1)	256	253
Plus: minimum cash rent from direct financing lease	630	-
Less: average minimum rent from direct financing lease	(110)	-
Less: straight-line rent from continuing operations	(7,375)	(2,281)
Less: straight-line rent from discontinued operations	(6)	27
Less: building improvements	(1,941)	(760)
Less: total TI and LC	(14,004)	(11,576)
Less: FFO from investees	(4,819)	(3,995)
CAD	$ 41,912	$ 49,151
Weighted average common shares outstanding -- basic	72,139	56,732
CAD per share	$ 0.58	$ 0.87

(1) Represents the amortized value of shares issued during the year to trustees and officers of CWH, and RMR and its employees, under CWH's equity compensation plan.

We compute CAD, or cash available for distribution, as FFO available for common shareholders, plus lease value amortization, amortization of prepaid interest and debt discounts, general and administrative expenses paid in common shares, and minimum cash rent in excess of average minimum rent from direct financing lease, less straight-line rents and capex, plus distributions from investees, less FFO from investees. We consider CAD to be an appropriate measure of our performance, along with net income and cash flow from operating, investing and financing activities. We believe CAD provides useful information to investors because CAD can facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs may calculate CAD differently than us.

CommonWealth REIT
Supplemental Operating and Financial Data
March 31, 2011

**CALCULATION OF DILUTED NET INCOME, FFO AND WEIGHTED
AVERAGE COMMON SHARES OUTSTANDING**
(amounts in thousands)

| | For the Three Months Ended | |
	3/31/2011	3/31/2010
Net income available for common shareholders	$ 37,773	$ 24,630
Add -- Series D convertible preferred distributions (1)	6,167	6,167
Net income available for common shareholders -- diluted	$ 43,940	$ 30,797
FFO available for common shareholders (2)	$ 61,750	$ 59,958
Add -- Series D convertible preferred distributions (1)	6,167	6,167
FFO available for common shareholders -- diluted	$ 67,917	$ 66,125
Weighted average common shares outstanding -- basic	72,139	56,732
Effect of dilutive Series D preferred shares (1)	7,298	7,298
Weighted average common shares outstanding -- diluted	79,437	64,030

(1) As of 3/31/2011, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares.
(2) See Exhibit C for calculation of FFO available for common shareholders.